ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS
SUPPLEMENT DATED FEBRUARY 10, 2020 AND
PROSPECTUS DATED April 27, 2018)
FILED PURSUANT TO RULE 433
REGISTRATION NUMBER 333-224489
NASDAQ, INC.
€600 million 0.875% Senior Notes due 2030

Final Term Sheet

February 10, 2020

Issuer:	Nasdaq, Inc.

Type:	SEC Registered

Trade Date:	February 10, 2020

Settlement Date:	February 13, 2020 (T+3)

We expect that delivery of the Notes will be made against payment therefor on or about the closing date as specified on the cover page of the prospectus supplement, which will be the 3rd business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity:	February 13, 2030

Interest Payment Dates:	Annually on February 13, beginning on February 13, 2021

Mid-Swap Yield:	-0.041%

Spread to Mid-Swap Yield:	+ 95 basis points

Re-offer Yield:	0.909%

Coupon (Interest Rate):	0.875%

Benchmark:	0.000% DBR due August 15, 2029

Benchmark Yield:	-0.438%

Spread to Benchmark:	+ 134.7 basis points

Re-offer Price:	99.676%

Aggregate Principal Amount:	€600 million

Gross Proceeds:	€598,056,000

Fees:	0.60%

Net Proceeds Before Estimated Expenses:	€594,456,000

Change of Control:	Putable at 101% of principal plus accrued interest

Business Day Conventions:	Following Business Day convention

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provision:	Callable at any time, at the greater of par or the make-whole redemption price (Bund Rate plus 20 basis points)

Notwithstanding the foregoing, at any time on or after November 13, 2029 (three months before their maturity date), the Notes will be redeemable, as a whole or in part, at the issuer’s option and at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption

Clearing and Settlement:	Euroclear/Clearstream

ISIN / Common Code:	XS2010032881 / 201003288

Anticipated Listing:	The Nasdaq Global Market

Joint Bookrunning Managers:	J.P. Morgan Securities plc
Nordea Bank Abp
Skandinaviska Enskilda Banken AB (publ)
Wells Fargo Securities International Limited

Co-Managers:	HSBC Securities (USA) Inc.
Merrill Lynch International
Mizuho International plc
ICBC Standard Bank Plc
Siebert Williams Shank & Co., LLC
The Toronto-Dominion Bank

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

The Issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting J.P. Morgan Securities plc by calling, if outside the United States, collect on +44-207-134-2468, if within the United States, on 212-834-4533; Skandinaviska Enskilda Banken AB (publ) at Kungsträdgårdsgatan 8, SE-106 40, Stockholm, Sweden, Attention: DCM, Telephone: +46850623221, Email: dcmigorigsthlm@seb.se; Nordea Bank Abp at C/O Nordea Danmark, Grønjordsvej 10, DK-2300 Copenhagen S, Denmark, Attention: Syndicate - Transaction Management, Telephone +45 33 33 18 84; or Wells Fargo Securities International Limited at 33 King William Street, London EC4R 9AT, Telephone: +44 (0)20 3942 8537.

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